UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2003

Or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to ________________

Commission File Number 0-7275

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

1991 THRIFT INCENTIVE STOCK PURCHASE PLAN FOR EMPLOYEES OF CULLEN/FROST BANKERS, INC. AND ITS AFFILIATES

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CULLEN/FROST BANKERS, INC.
100 W. Houston Street
San Antonio, TX 78205

Telephone Number: (210) 220-4011

1991 Thrift Incentive Stock Purchase Plan for Employees
of Cullen/Frost Bankers, Inc. and its Affiliates

Financial Statements

Contents

Report of Independent Auditors	3

Financial Statements:
Statements of Net Assets Available for Benefits	4
Statements of Changes in Net Assets Available for Benefits	5
Notes to Financial Statements	6

Report of Independent Auditors

Compensation and Benefits Committee of Cullen/Frost Bankers, Inc.

We have audited the accompanying statements of net assets available for benefits of the 1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the 1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates as of December 31, 2003 and 2002, and the changes in its net assets available for benefits for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

San Antonio, Texas
March 23, 2004

1991 Thrift Incentive Stock Purchase Plan for Employees
of Cullen/Frost Bankers, Inc. and its Affiliates

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002

Assets	$-	$-

Liabilities	-	-

Net assets available for benefits	$-	$-

See accompanying Notes to Financial Statements.

1991 Thrift Incentive Stock Purchase Plan for Employees
of Cullen/Frost Bankers, Inc. and its Affiliates

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003, 2002 and 2001

	2003	2002	2001

Additions:
Employer contributions	$50,760	$54,800	$163,519
Employee contributions	50,760	54,800	163,519
Dividend income	503	933	2,156
Interest income	-	-	187
Other income	-	149	1,658
Net realized gain (loss) on sale of investments	17	(83)	(29)
Net unrealized appreciation (depreciation) in fair value of investments	4,498	(4,443)	15,313

Total additions	106,538	106,156	346,323

Deductions:
Benefit payments	106,538	106,156	346,323

Total deductions	106,538	106,156	346,323

Net assets available for benefits at beginning of year	-	-	-

Net assets available for benefits at end of year	$-	$-	$-

See accompanying Notes to Financial Statements.

1991 Thrift Incentive Stock Purchase Plan for Employees
of Cullen/Frost Bankers, Inc. and its Affiliates
Notes to Financial Statements

December 31, 2003 and 2002

Note 1. Significant Accounting Policies

   Basis of Presentation. The financial statements of the 1991 Thrift Incentive Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates (the "Plan") are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Cullen/Frost Bankers, Inc. and its Affiliates are hereinafter referred to collectively as the "Corporation."

   Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   Investments. All contributions to the Plan are invested in the common stock of Cullen/Frost Bankers, Inc. ("Cullen/Frost"), which is purchased at fair value based on quoted market prices as of the purchase date. Purchases and sales of securities are recorded on a trade-date basis. The cost of a specific security sold is used to compute realized gains and losses on the sale of investments. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

   Administrative Expenses and Related Party Transactions. Certain administrative functions are performed by employees of the Corporation; however, no such employees receive compensation from the Plan. Certain other administrative expenses are paid directly by the Corporation.

Note 2. Description of the Plan

   General. The Plan is a nonqualified contributory plan. In addition to the Plan, the Corporation maintains the 401(k) Stock Purchase Plan for Employees of Cullen/Frost Bankers, Inc. and its Affiliates (the "401(k) Plan"). Prior to January 1, 2002, the Plan covered substantially all eligible employees who were restricted on contributions to the 401(k) Plan by the limitations imposed by certain sections of the Internal Revenue Code. Effective January 2002, the Plan covers employees who have been designated by the Corporation as eligible for participation under the Plan.

   Contributions. For each plan year, each active participant is eligible to contribute an amount not to exceed the total of (i) the amount by which the active participant's 401(k) Plan contributions have been limited by IRS regulations (not to exceed the difference between 6% of the participant's compensation for the respective plan year and the total before- and after-tax contributions allocated under the 401(k) Plan); and, (ii) the amount by which the participant's contributions to the 401(k) Plan have been limited by IRS regulations.

   For each plan year, the Corporation makes contributions equal to 100% of the participants' before- and after-tax contributions to the Plan and the 401(k) Plan, up to six percent of the participants' compensation for the respective plan year.

Vesting. Participants are immediately vested 100% in their accounts, which are distributed to each participant annually.

Investment Options. All contributions under the Plan from both the participants and the Corporation are invested in the common stock of Cullen/Frost.

1991 Thrift Incentive Stock Purchase Plan for Employees
of Cullen/Frost Bankers, Inc. and its Affiliates
Notes to Financial Statements (continued)

December 31, 2003 and 2002

Note 2. Description of Plan (continued)

   Payment of Benefits. All net assets available for benefits of the Plan are distributed on an annual basis by the end of each plan year, including dividend and interest income and net unrealized appreciation (depreciation) in fair value of investments earned during the year. All assets of the Plan at December 31, 2003 and 2002 have been transferred into Frost National Bank brokerage accounts in the names of each individual participant.

Plan Termination. Although it has not expressed any present intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan.

Note 3. Income Tax Status

   The Plan is not subject to federal income taxes as all contributions to the Plan and earnings are fully vested and treated as taxable to the employee. All employee contributions to the Plan are made on an after-tax basis. Employer contributions to the Plan are not deferred and therefore are included in the employee's taxable income.

Signatures

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

1991 Thrift Incentive Stock Purchase Plan for
Employees of Cullen/Frost Bankers, Inc. and
its Affiliates

Date:	March 23,2004	By:	/s/ James A. Eckel

Plan Administrator, Plan Chief Executive
Officer and Plan Chief Financial Officer
(Duly Authorized Officer)

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Auditors

32.1	Section 1350 Certification